Exhibit 13(e)

FORM OF SUBSCRIPTION AGREEMENT

[ ], 2026

William Blair ETF Trust (the “Trust”)

150 North Riverside Plaza

Chicago, Illinois 60606

Re: William Blair ETF Trust

Ladies and Gentlemen:

This hereby documents our purchase from the Trust, which is an investment company offering multiple series, on [ ], 2026, shares of beneficial interest of William Blair International Equity ETF, par value $0.001, at the per-share purchase price set forth below, for an aggregate price of $100,000, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

Fund	Amount Purchased	Price Per Share			Shares Purchased
William Blair International Equity ETF	$100,000	$	[	]	[	]
TOTAL	$100,000

We hereby represent that we acquired said shares for investment purposes, and not for distribution or resale to the public.

Very truly yours,

William Blair Investment Management, LLC

By:
Name:
Title: